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DeFi Technologies' Wholly Owned Subsidiary Valour Reaches $208m USD in AUM - A Doubling of AUM in 2 Months
Nearly a $70m USD asset increase since August

TORONTO, Sept. 7, 2021 /CNW/ - DeFi Technologies Inc. (the "Company" or "DeFiTechnologies") (NEO: DEFI) (OTC: DEFTF) (GR: RMJR) announces that its wholly owned subsidiary, Valour Inc, the pioneering issuer of digital asset exchange traded products ("ETPs"), has surpassed US$208 million (1.7 billion Swedish Krona ("SEK")) in assets under management ("AUM"), marking an exceptional first eight months of 2021 which has seen AUM leap more than 1400% since the start of 2021 . As of September 7, 2021, Valour's AUM stood at an impressive US$208m, an equivalent of over 1.7bn SEK.

Following the press release dated August 18, 2021 the growth in AUM reflects nearly a US$70m increase in under one month and a doubling in two months. With German listings anticipated this month and an aggressive global marketing campaign planned, Valour's AUM should grow substantially in the next few months. Furthermore numerous new products will be launched in the coming weeks and months in response to investor demand which will also drive AUM growth.

Russell Starr, DeFi Technologies' Executive Chairman states: "The Valour team has done an exceptional job launching innovative exchange traded products (ETPs), bridging the gap between crypto/defi protocols and traditional equity products. With numerous other ETPs planned for release, rapid AUM growth and our anticipated listings in Germany, shareholders have much to look forward to not just on the AUM front but also in terms of revenues, income and global exposure to the rapidly growing Defi sector."

Founded in 2019, Valour has spent two years developing its proprietary platform and growing its team, including the hiring of Diana Biggs, previously Global Head of Innovation at HSBC Private Banking as CEO. Valour was acquired by DeFi Technologies in March of this year.

Take-up is going from strength to strength as Valour offers fully hedged products with low to zero management fees. Valour's largest product, Bitcoin Zero, the first fully hedged, passive investment product with Bitcoin ("BTC") as its underlying asset and charging zero management fees, has grown its assets by 1400% since the start of the year.

Meanwhile, Valour's Polkadot ("DOT") and Cardano ("ADA") ETPs are the first DOT and ADA ETPs in the Nordics, and the lowest fee DOT and ADA ETPs in the world. Its BTC and Ethereum products are completely fee-free, a global first for such products with competitors charging up to 2.5% in management fees.

Diana Biggs, CEO of Valour, stated: "The continuing strong growth in our AUM is reflective of increasing investor demand for what we are building, with consistent net inflows into all of our products. We're delighted to be providing the Nordics with the most accessible digital asset ETPs on the market and are extremely excited to soon be bringing not only more innovative products but launching in new geographies as well."

Breakdown of Total AUM:

BTC Zero: 76´687´000 USD (record)

ETH Zero: 55´635' 000 USD

ADA Valour: 58' 099´000 USD

DOT Valour: 17´859´000 USD (record)

Total AUM:  208´280' 000 USD

About Valour Inc.:

Valour In. issues exchange-listed financial products that enable retail and institutional investors to access investment in disruptive innovations, such as digital assets, in a simple and secure way. Established in 2019 and with offices in Zug, Switzerland, Valour is a wholly owned subsidiary of DeFi Technologies Inc. (NEO: DEFI, GR:RMJR, OTC: DEFTF). For more information on Valour, visit www.valour.com.

About DeFi Technologies:

DeFi Technologies Inc. is a Canadian company that carries on business with the objective of enhancing shareholder value through building and managing assets in the decentralized finance sector. For more information visit https://defi.tech/

Cautionary note regarding forward-looking information:

This press release contains "forward-looking information" within the meaning of applicable Canadian securities legislation. Forward-looking information includes, but is not limited to, Valour and its business plans; development of new financial product by Valour; growth of Valour's AUM; uplisting of ETPs in Germany; global marketing campaign; the decentralized finance industry and the merits or potential returns of any such opportunities. Generally, forward-looking information can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company, as the case may be, to be materially different from those expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include , but is not limited to, the growth and development of the DeFi and cryptocurrency sector, rules and regulation with respect to DeFi, regulatory approval of ETPs, future adoption of Valour's ETPs and effectiveness of any marketing campaign. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.
Accordingly, readers should not place undue reliance on forward-looking information. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

THE NEO STOCK EXCHANGE DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

Investor Relations: Dave Gentry, RedChip Companies Inc., 1-800-RED-CHIP (733-2447), 407-491- 4498, Dave@redchip.com; Public Relations: Marie Knowles, MFK Publi